SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K


(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2001

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             C&D TECHNOLOGIES, INC.
                             1400 UNION MEETING ROAD
                               BLUE BELL, PA 19422

                                C&D Technologies
                                  Savings Plan
                         Financial Statements as of and
                 For the Years Ended December 31, 2001 and 2000
                           And Supplemental Schedule
                            As of December 31, 2001

C&D Technologies Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------

Report of Independent Accountants                                              1

Financial Statements:
   Statements of Net Assets Available for Benefits
   as of December 31, 2001 and 2000..........................                  2

   Statements of Changes in Net Assets Available for Benefits
   for the years ended December 31, 2001 and 2000............                  3

   Notes to Financial Statements.............................              4 - 8

Supplemental Schedule:
   Schedule H, Part IV, Item 4i* - Assets (Held at
   End of Year)..............................................                  9


* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2001.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the C&D Technologies Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the C&D Technologies Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


June 21, 2002

C&D Technologies Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                 2001                    2000
                                                ------                  ------
ASSETS

Investments............................      $35,714,772             $36,086,022

Contributions receivable:
  Participant..........................           98,527                  96,158
  Employer.............................          729,741                 509,958
Receivable for investments sold........          188,186                 178,575
                                              ----------              ----------
     Total assets......................       36,731,226              36,870,713


LIABILITIES

Payable for investments purchased......           27,771                  56,089
                                              ----------              ----------
     Total liabilities.................           27,771                  56,089
                                              ----------              ----------
Net assets available for benefits......      $36,703,455             $36,814,624
                                              ==========              ==========


The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                               2001            2000
                                                              ------          ------

Additions:
  Net depreciation in fair value of investments..........  $(4,434,930)    $ (978,106)
  Interest income........................................       33,284         28,574
  Dividend income........................................    1,045,373      1,794,226
  Employer contributions.................................    1,695,536      1,429,664
  Participant contributions..............................    3,326,532      2,711,508
  Roll-over contributions................................      465,827      3,505,516
  Plan transfer (Note 1).................................            -      1,412,669
                                                            ----------     ----------
       Total additions...................................    2,131,622      9,904,051
                                                            ----------     ----------
Deductions:
  Benefits paid to participants.........................     2,173,769      3,295,366
  Administrative expenses...............................        69,022         32,143
                                                            ----------     ----------
       Total deductions.................................     2,242,791      3,327,509
                                                            ----------     ----------
       Net (decrease) increase..........................      (111,169)     6,576,542

Net assets available for benefits:

  Beginning of year.....................................    36,814,624     30,238,082
                                                            ----------     ----------

  End of year...........................................   $36,703,455    $36,814,624
                                                            ==========     ==========

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------



  1. DESCRIPTION OF PLAN

     GENERAL
     The following description of the C&D Technologies Savings Plan ("the Plan") provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the "Company") are eligible to participate, with the condition that salaried and hourly employees whose terms and conditions of employment are governed by a collective bargaining agreement are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

     Effective December 29, 2000, the C&D Technologies Savings Plan for Hourly Employees was terminated and merged into and was made part of the Plan. The hourly employees became eligible to participate in the Plan effective December 29, 2000.

     CONTRIBUTIONS
     The Participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 15%. Participants may make voluntary after-tax contributions, but in no event may pre-tax, after-tax and employer contributions exceed 25% of compensation. The Plan currently offers 16 mutual funds and the common stock of the Company as investment options for participants.

     The Company matches certain salaried employee's contributions on the basis of $.50 for each $1.00 in amounts up to the 8% of compensation. This matching company contribution is invested according to the participant's allocations.

     Effective only for the Plan year beginning on January 1, 2001, the Company shall make a mandatory salary profit sharing contribution of 4% of the participant's annual compensation for certain salaried employees. The employees eligible for this profit sharing contribution are those salaried employees hired on or after January 1, 2001 and those salaried employees hired during the calendar year 2000 who opted out of the C&D Technologies Pension plan for salaried employees prior to January 1, 2001.

     For those participants who have not attained age 50 by the end of the Plan year, 50% of this profit sharing contribution is invested according to the participant's allocation, with the remaining 50% invested in the common stock of the Company.

     Effective for Plan years beginning after December 31, 2001, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant's annual compensation.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


     The Company shall make a mandatory hourly profit sharing contribution on behalf of each eligible hourly employee equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

                        Years of                                     % of
                     Vesting Service                             Compensation
                     ---------------                             ------------
                     0-5                                              2.5%
                     6-10                                             3.0%
                     11-20                                            3.5%
                     21 and greater                                   4.5%


     For those participants who have not attained age 50 by the end of the Plan year, a portion of this profit sharing contribution equal to 0.5% of the participant's annual compensation is invested in the Company common stock, with the remainder of the contribution invested according to the participant's allocation.

     Both salaried and hourly participants who have attained age 50 by the end of the Plan year have 100% of the profit sharing contribution invested according to their allocation, and have the ability to transfer any portion of their account invested in the Company common stock to other investment options.

     Additional employer contributions may be made upon the discretion of the Board of Directors. Participants are eligible to receive any discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year.

     PARTICIPANT  ACCOUNTS
     Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant's vested account.

     VESTING
     Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. An hourly participant is 100% vested after five years of service as defined in the Plan. A salaried participant is 100% vested after three years of service as defined in the Plan. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive 1-year breaks-in-service following a participant's termination of employment.

     FORFEITURES  At December 31, 2001,  forfeited  nonvested  accounts  totaled
     $30,397.   These   accounts  will  be  used  to  reduce   future   employer
     contributions or Plan expenses. Also, in 2001, Plan expenses were reduced by $58,674 from forfeited nonvested accounts.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     PAYMENT OF BENEFITS
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount in cash equal to the value of the participant's vested interest in his or her account, or annual installments over a period of not more than the participant's estimated life expectancy. Participants' accounts with $5,000 or less may be paid directly to participants or as a direct rollover to an IRA or another plan in a single lump sum.

     PARTICIPANT LOANS
     Participants may borrow from their vested contribution balances. The loan is limited to the greater of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at a rate no greater than 2% over the Prime Rate at the loan origination date.

  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The C&D Technologies Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     EXPENSES
     Certain administrative expenses are paid by the Company.

     USE OF ESTIMATES

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

  3. INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                                                  December 31,
                                                                                                  ------------
                                                                                              2001             2000
                                                                                             ------           ------

Fidelity Magellan Fund, 77,256 and 73,704 shares, respectively......................       $8,051,613       $8,792,858
Fidelity Managed Income Portfolio, 7,733,027 and 5,654,480 shares, respectively.....        7,733,027        5,654,480
Fidelity Growth & Income Fund, 175,577 and 165,267 shares, respectively.............        6,563,072        6,957,746
C&D Technologies Stock Fund, 110,255 and 182,768 units, respectively................        2,519,327 *      6,181,990
Fidelity Puritan Fund, 115,649 and 101,097 shares, respectively.....................        2,043,510        1,903,650
Fidelity Spartan U.S. Equity Index Fund, 44,978 and 41,383 shares, respectively.....        1,827,896        1,937,149


*Includes nonparticipant directed amounts


     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(4,434,930) and $(978,106), respectively, as follows:

                                                    Years Ended
                                                    December 31,
                                                    ------------
                                               2001              2000
                                              ------            ------

Mutual Funds......................         $(2,571,697)      $(2,630,364)
Common Stock......................          (1,863,233)        1,652,258
                                             ---------         ---------
                                           $(4,434,930)      $  (978,106)
                                             =========          ========

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------



  4. NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                    December 31,
                                                                        2001
     Net assets:
      Company common stock                                            $126,904


                                                                     Year Ended
                                                                    December 31,
                                                                        2001
     Changes in net assets:
      Contributions                                                   $126,904


  5. PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

  6. PLAN TAX STATUS

     The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  7. RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Co. ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     The Plan is interpreted, administered and operated by a committee comprised of the Company's Vice President & Chief Financial Officer, Vice President - Human Resources and Vice President - Environmental and Safety/Health.

     During 2001 and 2000, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $4,381,848 and $6,959,438, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $6,006,162 and $3,228,812, respectively.

                              SUPPLEMENTAL SCHEDULE

C&D Technologies Savings Plan
Schedule H, Part IV, Item 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2001
--------------------------------------------------------------------------------


                                                       Description of Investment
 Identity of Party Involved                                Rate of Interest                          Cost            Fair Value
 --------------------------                                ----------------                          ----            ----------

*Fidelity Institutional Retirement
  Services Company:                     Magellan Fund......................................                         $ 8,051,613
                                        Growth & Income Fund...............................                           6,563,072
                                        Puritan Fund.......................................                           2,043,510
                                        Low-priced Stock Fund..............................                           1,764,676
                                        Diversified International Fund.....................                             774,811
                                        Spartan U.S. Equity Index Fund.....................                           1,827,896
                                        Fidelity Fund......................................                             106,403
                                        Government Income Fund.............................                             260,490
                                        Dividend Growth Fund...............................                             220,836
                                        Freedom Income Fund................................                              40,163
                                        Freedom 2000 Fund..................................                             187,460
                                        Freedom 2010 Fund..................................                             751,711
                                        Freedom 2020 Fund..................................                             613,025
                                        Freedom 2030 Fund..................................                             487,057
                                        Managed Income Portfolio Fund......................                           7,733,027
 Morgan Stanley Investments             MSIFT Fixed Income Fund............................                           1,387,732
*C&D Technologies, Inc.                 C&D Technologies Corporate Common Stock............       $3,023,613          2,519,327
 Participant Loans                      Interest, 6.75-11.5%, maturity of 1-5 years........                             381,963
                                                                                                                     ----------

  Total investments........................................................................                         $35,714,722
                                                                                                                     ==========


* Party-in-interest

SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        C&D Technologies Savings Plan



Date:     June 28, 2002                 By: /s/ Stephen E. Markert, Jr.
                                            ---------------------------
                                             Stephen E. Markert, Jr.
                                             Vice President and Chief
                                               Financial Officer

                                 EXHIBIT INDEX



     23   Consent of Independent Accountants